FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940,

as amended (the “Act”), and Rule 8f-1 thereunder for Order Declaring that

Company Has Ceased to be an Investment Company.

I.       General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger
[X]	Liquidation
[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: SMID-Cap Portfolio

3.       Securities and Exchange Commission File No.: 811-10609

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[X]	Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Two International Place, Boston, MA 02110

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kimberly Roessiger, Esq.

Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 672-7831

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7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Atlanta Capital Management Company, LLC

1075 Peachtree Street NE, Suite 2100
Atlanta, GA 30309

(404) 872-1672

(maintains records as sub-adviser)

Boston Management and Research

Two International Place

Boston, MA 02110

(617) 482-8260

(maintains records as investment adviser and administrator)

Eaton Vance Distributors, Inc.

Two International Place

Boston, MA 02110

(617) 482-8260

(maintains records as placement agent)

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

(617) 786-3000

(maintains records as custodian)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-3 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.       State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

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11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Atlanta Capital Management Company, LLC

1075 Peachtree Street NE, Suite 2100
Atlanta, GA 30309

Boston Management and Research

Two International Place

Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Eaton Vance Distributors, Inc.

Two International Place

Boston, MA 02110

(placement agent)

13.   If the fund is a unit investment trust (“UIT”) provide:

(a)       Depositor’s name(s) and address(es):

(b)       Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: February 7, 2018

If No, explain:

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(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval not required by Amended and Restated Declaration of Trust dated February 10, 2016 and filed with the Securities and Exchange Commission on January 27, 2017 (Accession No. 0000940394-17-000146).

II.       Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions: May 18, 2018

(b)       Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)       Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)       Liquidations only:

Were any distributions to shareholders made in kind?

[X]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100%. The Portfolio was a master fund in a master-feeder structure. The Portfolio’s sole feeder fund (Eaton Vance Atlanta Capital SMID-Cap Fund, a series of Eaton Vance Growth Trust) withdrew its entire interest in the Portfolio via an in-kind redemption.

17.    Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

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18.   Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?

(See question 18 above).

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)       Why has the fund retained the remaining assets?

(c)       Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)       Describe the type and amount of each debt or other liability;

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request for Deregistration

22.   (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

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(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $0

As noted above, the Portfolio was a master fund in a master-feeder structure. The sole feeder fund withdrew its entire interest in the Portfolio via an in-kind redemption. There were no expenses incurred in connection therewith.

(b)       How were those expenses allocated? N/A

(c)       Who paid those expenses? N/A

(d)       How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.   (a) State the name of the fund surviving the Merger:

(b)       State the Investment Company Act file number of the fund surviving the Merger:

811-______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SMID-Cap Portfolio, (ii) she is the Assistant Secretary of SMID-Cap Portfolio, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

 /s/ Deidre E. Walsh

Deidre E. Walsh

Assistant Secretary

April 12, 2019

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